United States securities and exchange commission logo





                               December 4, 2020

       Suying Liu
       Chief Executive Officer
       Mountain Crest Acquisition Corp.
       311 West 43rd Street, 12th Floor
       New York, New York 10036

                                                        Re: Mountain Crest
Acquisition Corp.
                                                            Proxy Statement on
Schedule 14A
                                                            Filed November 9,
2020
                                                            File No. 001-39312

       Dear Mr. Liu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Proxy Statement on Schedule 14A

       Proposal No. 1     The Business Combination Proposal
       The Merger Agreement, page 74

   1. We note your cautionary statement concerning the representations and warranties in the
                                                        Merger Agreement.
Please note that disclosure regarding an agreement   s representations
                                                        or covenants in a proxy
statement constitutes disclosure to investors, and you are required to consider whether
additional disclosure is necessary in order to put the information contained in, or
otherwise incorporated into that publication, into context so that such information is not
misleading. Please refer to Report of Investigation Pursuant to Section
                                                        21(a) of the Securities
Exchange Act of 1934 and Commission Statement on potential
                                                        Exchange Act Section
10(b) and Section 14(a) liability, Exchange Act Release No. 51283
                                                        (Mar. 1, 2005).
Accordingly, if you continue to use this cautionary statement in your proxy statement, please
revise it to remove any implication that the Merger Agreement does not constitute
disclosure under the federal securities laws and to clarify that you will
 Suying Liu
FirstName LastNameSuying   Liu
Mountain Crest Acquisition Corp.
Comapany4,
December   NameMountain
             2020         Crest Acquisition Corp.
December
Page 2    4, 2020 Page 2
FirstName LastName
         provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the Merger Agreement and will update such disclosure as required by federal securities laws.
Background of the Business Combination, page 83

2. In the sixth paragraph from the bottom of page 84, you state that you entered non-
         disclosure agreements and conducted due diligence on two targets but did not proceed due to discrepancies in valuation expectations and commercial terms. Please revise to describe these discrepancies in greater detail. In particular, with respect to the first company please describe why you initially deemed the proposed deal to be attractive and describe the criteria you subsequently applied to determine that the company was too small and would therefore hinder public-market receptiveness; and with respect to the second company, expand your discussion to explain why you questioned the company's projected revenues and EBITDA figures. In addition, please address what parties or advisors were involved in these early negotiations, including those involved in preparing valuations.
3. Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the merger agreement with Playboy and the other agreements related to the business combination. For example, please specify which of the parties recommended the initial consideration and explain how the amount was determined. In addition, provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings. Please see Item 14(b)(7) of
         Schedule 14A.
4. Refer to the third full paragraph on page 85 where you disclose that you "agreed to most of what was previously discussed." Please revise to clarify which terms were agreed to by the parties, and which remained subject to further negotiations. To the extent that items remained open, explain how the parties positions' differed and how any disputes were settled. Make similar revisions throughout this section to describe the substance of meeting and calls, including the terms that were discussions and how issues were resolved. In this regard, it is insufficient to merely state that drafts were exchanged reflecting the parties' negotiations, or that terms were refined, or to list (without further discussion) key items or topics that were raised. Your revised disclosure should ensure that investors are able to understand how the terms of the deal evolved during negotiations and why. To the extent that certain terms were deemed not subject to negotiation, please disclose this fact.
5. Please revise your disclosure in this section to include a description of the negotations related to the PIPE financing, including how you arrived at the structure and timing
 Suying Liu
Mountain Crest Acquisition Corp.
December 4, 2020
Page 3
         of the private placement. In this regard, it is unclear why the PIPE financing was proposed, by whom, and the process by which you agreed on the material terms of the financing. Please revise accordingly.
6. We note your reference in the second-to-last bullet on page 86 to extensive meetings with
         Playboy's management regarding operations and projections. Please revise your disclosure to include additional details about the role of the financial advisors in negotiating this transaction, including a description of any reports, financial reports or projections, or other materials that may have received or prepared in connection with the board's evaluation of proposed deal.
MCAC   s Board   s Reasons for the Approval of the Business Combination, page
86

7. Refer to your discussion in the bullet entitled "Attractive Valuation." Please disclose all of the comparables that you relied upon for your conclusion that the current valuation is favorable. In this regard, we note that you identify several companies but "several others"
         are unnamed. Additionally, revise to disclose the data underlying the multiples described and show how that information resulted in the values disclosed. Given the various product categories covered by Playboy, please also expand to discuss how you weighted the consideration given to each category of multiples (e.g., Style & Apparel, Gaming
         & Lifestyle, etc.).
Information about Playboy, page 133

8. Please provide a summary description of the going private transaction which occurred in
         2011 and the subsequent reorganization of Playboy. Succintly explain how these transactions affected RT-Icon Holdings' interests in the company and affected the company's current level of indebtedness, if applicable. In addition, please revise to discuss the steps undertaken by Playboy to transform and streamline its business model, as noted in the fifth bullet on page 87, and the associated costs and benefits of these changes.
Our Strategy, page 135

9. In the last paragraph on page 135, please clarify, if true, that you do not own the "nearly
         2,500 brick and mortar stores and 1,000 ecommerce stores" in China selling your branded goods.

Intellectual Property, page 138
FirstName LastNameSuying Liu
10. Please disclose the duration and effect of all intellectual property rights that are material to
Comapany
       yourNameMountain
            business. In thisCrest Acquisition
                              regard,          Corp.disclosure on page 134
about the significance
                                      we note your
       of your
December       licensing
           4, 2020 Page 3arrangement to your revenue.
FirstName LastName
 Suying Liu
FirstName LastNameSuying   Liu
Mountain Crest Acquisition Corp.
Comapany4,
December   NameMountain
             2020         Crest Acquisition Corp.
December
Page 4    4, 2020 Page 4
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
Playboy
Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA, page 154

11. You appear to have incurred reduction in force expenses and management fees and expenses in all periods presented. Please tell us in detail how you determined each of these types of expenses are not normal, recurring, cash operating expenses. Also, revise your disclosures to discuss in greater detail the nature and purpose of each of these non-
         GAAP adjustments. Refer to Question 100.01 of the Division's Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations.
Security Ownership of Certain Beneficial Owners, page 173

12. Please revise to disclose the natural person or persons having voting and dispositive power over the securities beneficially owned by each entity.
Exclusive Forum, page 187

13. We note that your forum selection provision provides that the federal district courts of the
         United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         Please also revise to disclose any risks or other impacts on investors, including that shareholders may be unable to bring suit in the forum they deem most favorable.
Playboy Enterprises, Inc. Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive (Loss) Income, page F-3

14. For each period included in this filing, please present revenues from products, services and other in a separate line items. Similarly revise your cost of sales presentation. Refer to Rules 5-03.1 and .2 of Regulation S-X.
15. Please tell us in detail your GAAP basis for excluding the amounts presented in the loss on disposals of assets line item from operating (loss) income. Alternatively, revise your financial statements accordingly. Refer to ASC 360-10-45-4 through 45-5.
Notes to Consolidated Financial Statements, page F-7

16. In the footnotes to your financial statements and in the management's discussion and analysis section, please disclose the information referenced in ASC 420-10-50-1 and SAB
         Topic 5.P.4 regarding your restructuring activities (e.g., reduction in force expenses).
 Suying Liu
Mountain Crest Acquisition Corp.
December 4, 2020
Page 5
Note 17. Income Taxes, page F-31

17. Please disclose in greater detail the nature and circumstances surrounding the following reconciling items in the reconciliation of the effective income tax rate to the federal rate for each period presented: prior year deferred tax assets true up, foreign taxes and credits and foreign tax credit true up.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameSuying Liu
                                                             Division of
Corporation Finance
Comapany NameMountain Crest Acquisition Corp.
                                                             Office of Trade &
Services
December 4, 2020 Page 5
cc:       Tahra Wright
FirstName LastName